TriAgenics

Designed to be Safe, Effective, Simple!

1-Minute Zero3® TBA Treatment Eliminates Wisdom Teeth Extractions*

Investor Deck | November 2025

*As demonstrated in animal studies. Not approved for human clinical use.

Disclaimer

This confidential presentation is provided to the recipient for exclusive review and is not intended for distribution or publication to persons other than authorized recipient. This presentation is for informational purposes only and is not intended to recommend any investment. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored. See “Important Information" at the end of this presentation for additional details.

The information included herein is provided for illustrative purposes only to reflect Management’s beliefs regarding certain market dynamics based on its research and analysis. Although Management considers such beliefs reasonable they are based on criteria that are inherently subjective and rely on assumptions that may ultimately prove incorrect. The information included herein is subject to change, even materially, without notice and should not be construed as business, investment, tax, accounting or legal advice. Nothing herein should be construed to imply that any current or future business plans will be profitable or successful in executing on its business strategy. Nothing herein constitutes an offer to sell or solicitation of an offer to buy investment interests in any current or future securities being offered by the Company. See “Important Information” at the end of this presentation for additional details.

This presentation is provided for informational purposes only in connection with the issuer’s offering of securities pursuant to Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933.

All investment decisions should be based solely on the information contained in the issuer’s Form C and related offering materials available on www.invest.triagenics.com. This presentation does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation would be unlawful.

This presentation has been prepared by TriAgenics, Inc. and may contain forward-looking statements regarding, among other things, the company, its business plan and strategy, and its industry. These statements reflect management’s current views based on information presently available and are subject to risks and uncertainties that could cause actual results to differ materially. Investors should not place undue reliance on such statements, which are illustrative only and do not represent guarantees of future results, performance, or achievements. Neither the company nor any other person assumes responsibility for the accuracy or completeness of these statements, and no obligation is undertaken to update them to reflect future events or developments.

The securities offered are speculative, illiquid, and involve a high degree of risk, including the possible loss of your entire investment. Past performance is not indicative of future results.

*As demonstrated in animal studies. Not approved for human clinical use. All statements are anticipated or estimated.

Problem

5M patients spend over $3B annually having 10 million wisdom teeth removed

Patients miss an average of 4 days of work or school to recover from painful dry socket and infections.

 **Highly Invasive surgery**

 **Significant Pain and swelling**

 **Extended Patient Recovery Time**

 **Substantial Risk of Complications**



Solution

Zero3 TBA (3rd molar tooth bud ablation)*

Zero3 TBA is a new technology designed to prevent wisdom teeth from ever forming, thus eliminating the myriad of problems that wisdom teeth cause.*

 Minimally Invasive Procedure

 No Pain or Swelling Expected

 No Recovery Time Expected

 Designed to Eliminate Complications

*As demonstrated in animal studies. Not approved for human clinical use.

TriAgenics

About TriAgenics

TriAgenics is a company that is working to give parents and dental professionals a safe, effective and simple way to prevent the broad array of diseases, extensive damage and lifelong hazards caused by wisdom teeth. Dr. Leigh Colby (the principal founder) spent nearly eight years and $1 million in capital developing our patented Zero3 TBA technology and procedure.



OUR VISION

Give parents and dental professionals a safe, effective and simple way to **prevent** the disease, damage and lifelong hazards **wisdom teeth** normally cause.



OUR MISSION

Make 3TBA (3rd molar tooth bud ablation) the **standard of care** for eliminating the widespread risk, disease and pain following **wisdom tooth** formation

Meet The Team



Leigh Colby, DDS
Co-FOUNDER, CHIEF CLINICAL OFFICER

- Founder, CEO and sole shareholder of Oregon Dental Care, a large individual group dental practice in Oregon
- Principal founder of Laserdyne Corporation. Laserdyne remains the #1 selling general-purpose laser machining system worldwide
- 10 years experience as VP of business development with a medtech company



Dave Watson
CO-FOUNDER, CHIEF OPERATING OFFICER

- Over 25 years of manufacturing and engineering leadership experience in the medical device industry
- 15 years with IBM in automation engineering



David Thrower
PRESIDENT & CEO

- VP of Global Marketing at Align Technology during initial commercial ramp
- Over 30 years medical device commercial experience including CEO of InSound Medical and other medical device start-ups

Zero3 TBA Fits with Normal Pediatric Dental Flow

Zero3 TBA Treatment Process:

01 Dentist begins scanning for 3rd molar tooth buds in patients aged 6-12

02 Dentist identifies presence of third molar tooth buds during routine posterior bite-wing and/or panoramic x-rays

03 Once tooth buds are identified and parents elect the Zero3 TBA procedure, a low-dose CBCT and a intraoral scan are performed to provide data inputs for the treatment process

04 TriAgenics manufactures and ships the patient-specific surgical guide to the dentist. Dentist completes treatment by delivering the 3TBA procedure in a second appointment



TRIAGENICS

Zero3 TBA is High-Precision Medicine

Our Zero3 TBA treatment:

01 CT and intraoral scans precisely locate the tooth bud and provide data for creation of the surgical guide.

02 TriAgenics manufactures patient-specific surgical guide.

03 With patient under local anesthetic, dentist uses surgical guide to precisely place probe in center of tooth bud and gently warms it – thus destroying its ability to form an adult tooth. This process takes about 60-90 seconds.

04 No sutures, painful cutting of gums or removal of bone required.

Preventing wisdom teeth from ever forming will be a dramatically safer procedure that eliminates recovery times and complications common to surgically extracting wisdom teeth.



Zero3 technology accurately positions the center of the ablation in the center of the tooth bud.

Key Benefits to Patients*



Eliminates Wisdom Teeth Extractions

There will be no need for extraction of wisdom teeth in teens because Zero3 TBA **prevents wisdom teeth from ever forming.**



No Pain and Swelling Expected

Zero3 TBA is a quick procedure that does not require stitches or site trauma. The ablation is performed inside the tooth bud where there are no nerves; thus, pain and swelling are minimal.



No Recovery Time Expected

Kids will not be required to miss school, sports or play. There are no post-procedure restrictions. Parents will not be required to miss work to nurse their child back to health.



Designed to Eliminate Complications

No risk of painful dry socket and minimal risk of other complications, because there is no open wound. No incisions are made and no bone is removed.

*As demonstrated in animal studies. Not approved for human clinical use.

TriAgenics

Economic Advantages For Dentists



TriAgenics

01 New Revenue Opportunity For Dentists

Dentists often refer their patients out of office to oral surgeons for wisdom teeth extraction. Instead of referring, if dentists can treat 10 of these patients per month with Zero3 TBA (estimated total revenue of $2,500 per patient), they will experience a $25,000 increase in monthly revenues ($300,000 annually).

02 Drastically Shorter Procedure time

Zero3 TBA is a quick procedure. It takes **just 60 to 90 seconds to deliver** the micro-ablation in each wisdom tooth bud. Minimal follow-up and minimal complication risks expected. This makes for a highly profitable procedure.

03 Designed to be Safe and Predictable*

Zero3 technology utilizes well-characterized, low-power ablation technology combined with fail-safe, 3-dimensional guidance and precisely shaped ablation fields to gently warm and eliminate tooth buds. This technology, in tandem with a no-stitch, micro-puncture wound, is anticipated to create a highly safe, predictable and effective procedure.

*As demonstrated in animal studies. Not approved for human clinical use.

INCREASED MONTHLY REVENUES

10 patients

× **$2,500** per patient

—————

$25,000 increase in monthly revenue

Business Model & Revenue Streams

TriAgenics

01 Dentists pay TriAgenics an estimated $350 per tooth bud for Zero3 TBA patient-specific surgical kits and $15k for the Zero3 TBA RF generator (one-time capital equipment purchase)

02 Zero3 TBA surgical kits include a sterile disposable 3TBA micro-ablation handpiece and a patient-specific 3TBA guide

03 Our business-to-business-to-customer model is similar to Align Technology and its Invisalign clear braces marketing strategy



$350 PER TOOTH BUD

TriAgenics' Annual U.S. Market Opportunity*

$5 Billion

$2.5 Billion

$300 Million

SOM

SAM

TAM

TAM

Total Addressable Market (TAM)
Annually, there are 4 million children in the U.S. with treatable tooth buds. This translates to a $5B market opportunity for TriAgenics.

SAM

Serviceable Addressable Market (SAM)
Assuming 50% market availability among children aged 6-12 for removal of 3rd molar tooth buds, this translates into a SAM worth $2.5 billion.

SOM

Serviceable Obtainable Market (SOM)
Based on our calculations, we have the potential to reach $300M in annual revenues by year 7.

TriAgenics estimate.



>80% of all wisdom teeth are removed, causing significant dental infections and pain

Target Segments

U.S. Dental Practitioners



Pediatric Specialists

Pediatric Specialists will be the most important segment, and a primary target, by virtue of practice demographics for 3TBA.



General Dentists

General Dentists with a focus on family dentistry will be a significant market for 3TBA.



Oral Surgeons

A number of Oral Surgeons have expressed an interest in offering this treatment, but will likely not be a major market target.

Competitive Analysis

Zero3 TBA technology is an innovative breakthrough that is unrivalled in the market.

 TriAgenics is in a true first-mover position, like Align Technology was when it introduced Invisalign clear braces.

 Our Zero3 TBA procedure and technology is protected by 37 U.S. and international patents.

 Our IP position covers our Zero3 TBA technology and the non-surgical method of performing 3TBA.

 Our IP position and technology is expected to create a new industry standard of care and build an enduring brand based on procedure safety, efficacy, and improved lifelong clinical outcomes.



Growth Roadmap

TriAgenics

PHASE 1

First Sales

TriAgenics is planning for initial sales soon after FDA clearance

PHASE 2

Sales Growth

Through a hybrid sales team, TriAgenics will reach out to dental practitioners to achieve exponential sales growth

PHASE 3

Turn Profitable

TriAgenics aims to turn profitable as the 3TBA technology becomes the new standard of care for eliminating the widespread risk, disease and pain following wisdom tooth formation

Go-to-Market Strategy



Hybrid Sales Team

TriAgenics plans to have a hybrid sales force (sales and clinical training/support) with highly defined geographic territories to reach out to dental practitioners

01

Voice of the Customer Campaign

We will also consider a hybrid marketing approach (dentist and consumer) as we conduct our initial voice of the customer (VoC) Campaign

02

Traction & Accomplishments
(De Novo Pathway)

Steady Progress



All product development is completed with 100% success in preventing tooth formation in animal studies.



TriAgenics is pursuing a De Novo regulatory approval pathway with the U.S. Food & Drug Administration.



TriAgenics plans to commence first commercial shipments within months of FDA clearance.

Positive Reactions, Increased Interest:

- Dentists' response to Zero3 TBA has been overwhelmingly positive, with more than 80% expressing interest in the concept.

- Numerous general dentists, oral surgeons and pediatric specialists have contacted us to learn more about Zero3 TBA.

Strong IP Position

TriAgenics holds 37 U.S., Canadian and Mexican patents plus a growing number of other international patents and patent extensions.

Exit Strategy



Further Funding Rounds

TriAgenics expects to raise additional funding to achieve FDA clearance and commercial launch.



Merger or Acquisition (M&A)

TriAgenics is in an excellent position to be acquired by a larger dental technology corporation.



Initial Public Offering (IPO)

Building a public-ready company in 3-4 years after market entry.

TriAgenics

Why Invest

TriAgenics believes Zero3 TBA will become the new standard of care for managing wisdom teeth within 10 years of introduction, rivaling Align Technology's introduction of Invisalign clear braces.

Our approach is a revolution in dental health, providing kids the chance to avoid the pain and complications that occur when wisdom teeth are allowed to form.

01 Kids – and their parents – will **no longer suffer through** the painful "teenage rite of passage" caused by surgical third molar removal.

02 Dentists will experience a significant revenue and profit increase with a low-risk, simple, rapid procedure.

03 TriAgenics expects to have an exclusive, well-protected, proprietary position in a large market. Zero3 TBA is a disruptive product with enormous dentist and consumer appeal.

04 TriAgenics has significant growth potential with highly attractive gross margins (expected 75%+) in addition to IPO and acquisition exit opportunities.

Important Information

This presentation/marketing piece contains descriptions of past experiences and activities, of the Company and its Management. Not all of these will recur, and past performance is not indicative of future results. Not all past experiences and activities may be described, so the recipient should not rely on or believe that the entire history has been presented. This presentation is not to be read separately from the information available on the Company's landing page. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored.

This presentation/marketing piece contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of [ ](the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this marketing piece speak only as of the date of the Company's presentation of such and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.